UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02025350

FORM 6-K

P.S. 2-28-02

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended February 2002 File No. 0-29948

STARFIELD RESOURCES INC.
(Name of Registrant)

420 – 625 Howe Street, Vancouver, British Columbia, CANADA V6C 2T6
(Address of principal executive offices)

1. Press Release: February 26, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIELD RESOURCES INC.
(Registrant)

March 14, 2002
Date

By: ______________________
Glen J. Indra, President

STARFIELD RESOURCES INC.

PRESS RELEASE

February 26, 2002

#SRU-02-02

Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 email: info@starfieldres.com website: starfieldres.com

SRU.CDNX
SRFDF – OTC BB

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

2002 Exploration Program Commences

Starfield Resources Inc. has commenced mobilization for the 2002 exploration drilling program at the Ferguson Lake project, with drill crews to arrive during the first week of March. Since acquiring a 100% interest in the Ferguson Lake property in 1999, Starfield has expended over $14,000,000 on exploration including geophysical surveys, geological mapping and over 43,000 meters of diamond drilling. Together with some 30,000 meters of drilling done by Inco during the 1950's, a massive sulphide resource of 60.1 million tonnes is currently defined with only 25% of the known target explored.

The 2002 drilling program is designed as a three-phase project. Initial drilling has been planned to expand a high grade zone (0.35 meters grading 103 g/t Pd (3.29 oz/t), 26.7 g/t Pt (0.85 oz/t) and 2.74 g/t Rh (0.09 oz/t)) discovered in the last and furthest west hole, FL01-101, completed in 2001 on Section 6800 West. The new Platinum-Palladium-Rhodium mineralization is located in a discrete sulphide-poor horizon apparently parallel to the main massive sulphide system and possibly located near a mineralizing source area.

Drilling is also planned during this first phase of exploration to test deep targets recently indicated by new geophysical survey interpretation methods ("inverse magnetic method") to occur at depth below the known massive sulphide system. Inverse magnetic modelling has defined a strong anomaly in the area of Section 5720 where Hole FL00-67 will be extended an additional 500+ meters, the objective being to test for the lower limb or hinge of this folded system.

The 2002 exploration program is also designed to outline and define higher grade bodies of Copper-Nickel-Palladium-Platinum partially located within the already defined 60.1 million tonne massive sulphide resource; and to further expand the base resource by tracing the West Zone mineralization, identified by the strongest known UTEM and magnetic geophysical signals on the property, for an additional 2 kilometers to Section 8800 West from Section 6800 West to 8800 West.

On behalf of the Board of Directors

"Glen Macdonald"

Glen Macdonald, Director